1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2013
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date July 15, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED APPOINTMENT OF THE INDEPENDENT
NON-EXECUTIVE DIRECTOR

Reference is made to the announcements of Aluminum Corporation of China Limited* (the "Company") dated 24 June 2013 and 27 June 2013 in relation to the vacancy of an independent non-executive director (the "Director") of the fifth session of the board (the "Board") of the Company.

As recommended by the nomination committee of the Company, the Board proposed the election of Mr. Wu Zhenfang as an independent non-executive Director of the fifth session of the Board.

Wu Zhenfang, male, aged 61, graduated from Shanghai Jiao Tong University majoring in business administration with an EMBA degree, and is a professor-level senior engineer. Mr. Wu has extensive experience in enterprise operation and overseas investment. He served as a deputy general manager of CNOOC Nanhai West Corporation, the general manager of CNOOC Chemical Limited, assistant to the general manager, and a deputy general manager of China National Offshore Oil Corporation ("CNOOC"), as well as the chairman of CNOOC Chemical Limited and CNOOC Gas and Power Limited.

Mr. Wu has confirmed that he has satisfied the independence criteria as stipulated in Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"). The nomination committee of the Company has assessed his independence and considered that he meets the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent in accordance with the terms of the guidelines. In addition, the Board believes that Mr. Wu, with his extensive experience and knowledge, will contribute to and enhance the corporate governance of the Company.

Mr. Wu has confirmed that, saved as disclosed above, as at the date of the announcement, (1) he has not held any other position with the Company or any of its subsidiaries nor any directorship in any other listed public companies in the past three years; (2) he does not have any relationship with any Director, senior management, substantial shareholder or controlling shareholder of the Company; and (3) he does not have any interest or deemed interest in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)).

Saved as disclosed above, the Board is not aware of any other matter in respect of the appointment of Mr. Wu as an independent non-executive Director that is required to be disclosed pursuant to Rules 13.51(2) (h) to (v) of the Hong Kong Listing Rules or any other matter that needs to be brought to the attention of the shareholders of the Company.

The term of office of Mr. Wu will commence from the conclusion of the 2013 first extraordinary general meeting of the Company (the "EGM") and expire on the election of the sixth session of the Board. The Company will enter into a service contract with Mr. Wu after his election as an independent non-executive Director of the fifth session of the Board to be approved at the EGM. The remuneration policies approved by the shareholders of the Company at the 2012 annual general meeting will be applicable to Mr. Wu.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
15 July 2013

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang and Mr. MA Si-hang, Frederick (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary